ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

September 19, 2014

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comment that you communicated to us by telephone on September 9, 2014, relating to Post-Effective Amendment No. 118 under the Securities Act of 1933 and No. 127 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on July 11, 2014. The Post-Effective Amendment was filed to describe the index methodology changes to the index underlying ProShares Short FTSE China 25, ProShares UltraShort FTSE China 25 and ProShares Ultra FTSE China 25 (each, a “Fund”, and collectively, the “Funds”), along with related name changes.

For ease of reference, the comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please confirm that the index methodology changes will not cause the Funds’ industry concentrations to change. If any changes to a Fund’s industry concentration are anticipated, please include risks related to such changes in the principal investment risks section of the Prospectus.

Response: Confirmed. As of June 30, 2014, the Funds were concentrated in the financial services and communications industry groups. The Funds’ industry concentrations are expected to remain the same immediately after completion of the migration from a 25-stock index to a 50-stock index on November 24, 2014.

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We hope that this response adequately address your comment. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Advisors LLC

Vice President and Legal Counsel

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